August 27, 2024

Jenny O’Shanick

Evan Ewing

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Aptera Motors Corp.
Offering Statement on Form 1-A
Filed on June 20, 2024
File No. 024-12455

Dear Ms. O’Shanick and Mr. Ewing:

We acknowledge receipt of the comments in the letter dated July 19, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Cover page

1.	Please provide the legend required by Rule 254(a) of Regulation A.

The Company has revised the Offering Statement to include the legend required by Rule 254(a) of Regulation A.

2.	If the offering is intended to be a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A, please revise your offering circular to disclose that the offering will commence within two calendar days after qualification.

The Company has revised the Offering Statement to disclose that the offering will commence within two calendar days after qualification.

3.	We note your disclosure that “[h]olders of the Class A Common Stock will continue to hold a majority of the voting power of all of the company’s equity stock at the conclusion of this Offering and therefore control the board.” Please revise the cover page to identify the controlling stockholder(s) and such stockholders’ total voting power.

The Company has revised the Cover Page to identify the controlling stockholders and such stockholders’ total voting power.

Summary, page 2

4.	We note your disclosure that you have not yet delivered any vehicles and that you now intend to start deliveries on pre-orders in 2025. We also note that in your prior disclosures, you estimated initial deliveries in 2021, which was delayed to 2022 and then to 2024. Refer to your Form 1-A filed on April 30, 2021, Form 1-A POS filed on August 16, 2022, and Form 1-A POS filed on August 28, 2023. Please revise the offering circular to discuss the reasons for the continued delay in the production and delivery of your product. Additionally, as applicable, update your risk factors section.

The Company has revised the Offering Circular in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to discuss the reasons for the continued delay in the production and delivery of your product. In addition, the Company has also updated the risk factors section.

5.	We note the disclosure on page 28 that “[w]e are intending to register our shares under the Exchange Act.” Please revise to clarify whether you intend to become an Exchange Act reporting company in connection with this offering.

The Company has revised the Offering Circular to clarify that it does not intend to become an Exchange Act reporting company in connection with this offering. Please see our revised disclosure. The Company notes that it has been relying on Rule 12g-6 with respect to assessing its obligations under Section 12(g) under the Exchange Act, which includes a two-year transition period. The Company had over $25 million in assets as of December 31, 2022. The Company will reassess its obligations at the end of the current fiscal year.

The Company’s Business, page 21

6.	Please revise to describe the components of your “Enterprise Resource Planning and Manufacturing Execution Systems.”

The Company has revised the Offering Circular to describe the components of its “Enterprise Resource Planning and Manufacturing Execution Systems.”

Suppliers, page 22

7.	Please revise to disclose the material terms and the status of each agreement discussed in this section. Additionally, if material, please file the agreement with Elaphe Propulsion Technologies Ltd.

The Company has revised to disclose the material terms and status of the agreement with Chery. The Company no longer has an agreement with Elaphe Propulsion Technologies Ltd. and has updated its disclosure. The Company does not consider the additional agreements it described to be material contracts as such are non-binding and the terms are subject to change.

The Company’s Property, page 24

8.	We note that you (i) intend to use your facility in Carlsbad, California for the production of solar panels, battery packs and final vehicle assembly, (ii) have 48,000 pre-orders, (iii) estimate first deliveries on pre-orders in 2025 and (iv) anticipate producing 20,000 vehicles a year by 2026. Please revise to disclose (i) the current production capacity of your Carlsbad facility, (ii) whether your Carlsbad facility can produce the quantity of vehicles you anticipate producing in the future, (iii) the number of vehicles you anticipate delivering in 2025 and (iv) the milestones you need to achieve to ramp production to 20,000 vehicles a year by 2026, including a discussion of the funding needed to start production in 2025 and ramp production in 2026.

The Company has revised disclosure in the “The Company’s Property”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Plan of Operation” and “—Trend Information”.

Liquidity and Capital Resources, page 27

9.	We note your cross reference on page 6 to a section titled, “Plan of Operation,” however, this section does not appear. Please revise to discuss your plan of operation for the 12 months following the commencement of the offering. Refer to Item 9(c) of Form 1-A (Part II).

The Company has updated its disclosure on page 28.

10.	We note your disclosure that you were approved for a $21.9 million grant from the California Energy Commission. We also note your disclosure that the grant is contingent on achieving certain milestones. Please revise to describe the material milestones and the current status of your business in achieving these milestones.

The Company has revised the Offering Circular on page 27.

Trend Information, page 28

11.	We note your disclosure that “[i]n 2024, Aptera Motors expanded its market reach by entering the United Arab Emirates.” Please revise to clarify how the company has entered into the United Arab Emirates.

The Company has revised the Offering Circular to remove all references to the United Arab Emirates.

Compensation of Directors and Executive Officers, page 30

12.	We note your 2021 Stock Option and Incentive Plan and that Sarah Hardwick served as your chief marketing officer in 2023. Please revise to provide the information required by Items 11(a) and (d) of Form 1-A (Part II).

The Company has revised its disclosure on page 30.

Securities Being Offered Voting Rights, page 33

13.	We note your disclosure that holders of your Class B Common Stock may vote on certain matters as required by Delaware law. Please revise to disclose the number of votes required for approval of such matters and whether the holders of Class A and Class B Common Stock would vote separately or together as a combined class on each matter. Additionally, revise to ensure that the voting rights of each class of common stock and preferred stock are disclosed in this section.

The Company has updated the Offering Circular to clarify the voting rights of each class of common and preferred stock.

Exhibit 1.1 Broker Dealer Agreement, page III-1

14.	We note the indication in your exhibit index that information was omitted from this exhibit. It appears, however, that no omissions were made. Please revise or advise.

The Company has updated its exhibit index.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Chris Anthony, Chief Executive Officer, Aptera Motors Corp.